

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2014

Via E-mail
Mr. Stuart G. Hagler
Chief Executive Officer
TransCoastal Corporation
17304 Preston Road, Suite 700
Dallas, TX 75252

>   **Re: TransCoastal Corporation**
>   **Amendment No. 5 to Registration Statement on**
>   **Form S-1**
>   **Filed May 9, 2014**
>   **File No. 333-191566**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
>   **December 31, 2013**
>   **Filed May 9, 2014**
>   **Form 10-Q for Fiscal Quarter Ended**
>   **March 31, 2014**
>   **Filed May 20, 2014**
>   **File No. 1-14665**

Dear Mr. Hagler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

General

1.   Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X.

Risk Factors, page 2

"Oil and gas reserve estimates . . ." page 11

2.   Please expand this risk factor to your previous overstatement of reserves and its implications on your balance sheet and operating results.

Risks Related to Our Equity Stock, page 13

"Our Board of Directors can issue . . ." page 14

3.   Please expand this risk factor to address, or appropriately cross-reference, the terms of each series of preferred stock that you have issued or that your board has authorized.

"Failure of the Company's internal control . . ." page 15

4.   Expand this risk factor to address your recent restatements.

Recent Sales of Unregistered Securities, page 19

5.   It is not clear to us why you have included this disclosure in the prospectus. However, if you do so, it should be complete and include all unregistered securities sold subsequent to the sale you reference. In that regard, in the final sentence of this section you state "[o]ther than the aforementioned transactions we have not sold any equity securities . . . that were not previously reported in a quarterly report on Form 10-Q or in a current report on Form 8-K since the beginning of our fiscal year that ends December 31, 2013." Remove this sentence as you do not appear eligible to incorporate by reference.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 20

6.   Your statement in the fifth paragraph of page 20 that you have determined to pursue development of your own assets rather than to drill and complete other parties' properties is inconsistent with your statement in the second paragraph of page 20 that you "also receive fees to operate wells not owned by (you)." Please revise or advise.

Liquidity and Capital Resources, page 21

Future Financing, page 21

7.   Indicate the time period during which you will need the $50 million to finance your operations.

Our Business, page 22

8.   Please revise this section to ensure that disclosure about your business is current. We
        note in this regard that, despite your statement on page F-19 that you acquired various oil
        and gas properties in Texas and Louisiana from May 2013 to August 2013, the leases
        listed in your table at the beginning of page 28 are all in counties of Texas. This
        comment also applies to page 21 of your amended Form 10-K for the fiscal year ended
        December 31, 2013.

Description of Securities, page 42

9.   We note your statement in the first paragraph of page 42 that "as of the date of this
        prospectus, no Series G convertible stock has been issued." Please revise to reconcile
        this statement with your disclosure on page 17 that you have sold 1,240,000 shares of
        Series G preferred stock in a Rule 506 offering.

Going Concern Consideration, page F-9

10.   We note your statement on page F-10 that "the ability to put the common shares is
        dependent on the effective registration of the Company's S-1 filing. As of December 31,
        2013, and through the date of this report, the registration of the Company's S-1 filing has
        not been deemed effective." Explain the impact of the fact that you have not yet filed a
        registration statement on Form S-1 covering the resale of your securities by Kodiak
        Capital LLC, the put investor with which you have an equity line agreement, This
        comment also applies to your amended Form 10-K for the fiscal year ended December
        31, 2013.

Exhibits

11.   Please file the amended loan agreement with GreenBank entered into on February 12,
        2014 as an exhibit to your registration statement. Also, explain why you did not filed a
        current report pursuant to Item 1.01 of Form 8-K to disclose your entry into the amended
        loan agreement.

12.   For all exhibits that you incorporate by reference, please revise your reference to clearly
        identify the referenced filing. Include the file number of the filing and the exhibit
        number of the incorporated exhibit. Refer to Rule 411(d) of the Securities Act.

Recent Sales of Unregistered Securities, page 48

13.   Provide the full information required by Item 701 of Regulation S-K.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

14.   To the extent applicable, comply with the comments above in the Form 10-K as well.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 31

15.   Please expand your disclosure under this section to discuss all material commitments for capital expenditures as of the end of the most recently ended fiscal period. Indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2) of Regulation S-K. This comment also applies to your quarterly report for the fiscal quarter ended March 31, 2014.

16.   Please expand your discussion of capital resources to discuss the material terms of your loan with GreenBank.

Related Party Transactions, page 37

17.   Please revise this section to provide all disclosure required by Item 404 of Regulation S-K for the related party transactions disclosed on page F-27.

Audit Fees, page 37

18.   Please provide the disclosure required by Item 14 of the Form 10-K. We note in this regard your statement that "there are also other costs associated with the filing of the company's quarterly reports."

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Forward-Looking Statements, page 14

19.   It appears that you have included in this section information from the annual information form of an unrelated registrant. We note in this regard your numerous references to "Encana" and your discussion of the "Deep Panuke" project. Please revise.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko at (202) 551-3824 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact Ronald Winfrey at (202) 551-3704. Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director

cc: Craig G. Ongley
       Kane Russell Coleman & Logan PC